UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  SRKP 2, Inc.
                                  ------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                      None
                                      ----
                                 (CUSIP Number)

                              Anthony Pintsopoulos
                                  SRKP 2, Inc.
                       1900 Avenue of the Stars, Suite 310
                              Los Angeles, CA 90067
                                 (310) 203-2902
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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CUSIP No. None
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1.    Names of reporting person. I.R.S. Identification Nos. of above person
      (entities only).

      Anthony Pintsopoulos
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)     |_|
      (B)     |_|
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3.     SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------

Number of
Shares          7.     Sole Voting Power            243,000
Beneficially    ----------------------------------------------------------------
Owned by Each
Reporting       8.     Shared Voting Power          0
Person With:    ----------------------------------------------------------------

                9.     Sole Dispositive Power       243,000
                ----------------------------------------------------------------

                10.    Shared Dispositive Power     0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      243,000
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

      |-|
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row 11

      9%(1)
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

      (1)   Based on 2,700,000 shares of Common Stock outstanding.


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

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of SRKP 2, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 1900 Avenue of the Stars, Suite 310, Los Angeles, California 90067.

Item 2. Identity and Background

      (a) This Schedule 13D is being filed on behalf of Anthony Pintsopoulos (the "Reporting Person")."

      (b) Reporting Person's principal office is located at c/o SRKP 2, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, California 90067.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Financial Officer, WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

      (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

      (e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person purchased the 243,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $8,991. The source of the funding for this purpose was personal funds.

Item 4. Purpose of Transaction

None.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (c) The 243,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective March 10, 2005.

      (d) None.


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

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.



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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2007



   /s/ Anthony Pintsopoulos
   ------------------------
   Anthony Pintsopoulos





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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